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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ___________________

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                              ____________________


                            DANIEL INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                            DANIEL INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.25 PER SHARE
                (AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                          (TITLE OF CLASS SECURITIES)

                                  236235-10-7
                     (CUSIP Number of Class of Securities)


                                JAMES M. TIDWELL
                          EXECUTIVE VICE PRESIDENT AND
                            CHIEF FINANCIAL OFFICER
                            DANIEL INDUSTRIES, INC.
                              9753 PINE LAKE DRIVE
                              HOUSTON, TEXAS 77055
                                 (713) 467-6000
         (Name, Address and Telephone Number of Person Authorized to
             Receive Notice and Communications on Behalf of the
                          Person(s) Filing Statement)

                                 With copy to:

                             CHARLES H. STILL, ESQ.
                          FULBRIGHT & JAWORSKI L.L.P.
                           1301 MCKINNEY, SUITE 5100
                           HOUSTON, TEXAS 77010-3095
                                 (713) 651-5270


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         This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed with the Securities and Exchange Commission on May 20, 1999 by Daniel Industries, Inc., a Delaware corporation (the "Company"), in connection with the offer by Emersub LXXIV, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Emerson Electric Co., a Missouri Corporation ("Parent"), to purchase all outstanding shares of Common Stock, $1.25 par value, of the Company, including the related right as to each share to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, $1.00 par value, of the Company, at $21.25 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of May 18, 1999 and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 dated May 18, 1999 as amended by Amendment No. 1 filed May 24, 1999 (as so amended, the "Schedule 14D-1") of Purchaser and Parent.

         All capitalized terms used in this Amendment No. 1 without definition have the meanings attributed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 is hereby amended and supplemented by adding to the end thereof the following:

         On May 21, 1999, Charles Miller, on behalf of himself and other stockholders of the Company, filed a purported class action complaint in the Court of Chancery of the State of Delaware in and for New Castle County (the "Court") against the Company, the Company's directors and Purchaser. The complaint seeks (i) to enjoin the Offer and the Merger and to require the Company directors to make full and fair disclosure of all material facts to the class before the completion of any such acquisition, (ii) to rescind the Offer and the Merger or award rescissory damages if the Offer and the Merger are consummated prior to the entry of the Court's final judgment, (iii) to direct the defendants to account to plaintiff and the class for all damages caused to them and to account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct, (iv) to order the defendants to supplement the Offer and the Schedule 14D-9 to include all material information not currently disclosed and (v) costs and disbursements of the action, including reasonable fees and expenses of plaintiff's attorneys and experts. The complaint alleges, among other things, that (i) the Company's directors violated their fiduciary duties to stockholders of the Company by failing to disclose all information material and necessary for such stockholders to make a fully informed decision on whether or not to tender shares in the Offer and (ii) the defendants have failed to provide in the Offer and Schedule 14D-9 certain material information. On May 21, 1999, plaintiff filed with the Court a motion for expedited proceedings, a motion for a preliminary injunction and a first request for the production of documents.
The date for responses to these motions has not yet been set. The Company, Purchaser and Parent believe that the complaint is without merit and intend to vigorously defend this action. The above description of the complaint is qualified in its entirety by reference to the complete complaint, a copy of which is attached hereto as Exhibit 15 and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 15 --    Complaint filed on May 21, 1999 in the Court of
                          Chancery of the State of Delaware in and for New
                          Castle County (the "Chancery Court") in an action titled Charles Miller v. Daniel Industries, Inc. et al. (the "Action") filed as Exhibit (g)(1) to the
                          Schedule 14D-1 and incorporated herein by reference.





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         Exhibit 16 --    Motion for Expedited Proceedings filed on May 21,
                          1999 in the Chancery Court in the Action, filed as Exhibit (g)(2) to the Schedule 14D-1 and incorporated herein by reference.

         Exhibit 17 --    Motion for Preliminary Injunction filed on May 21,
                          1999 in the Chancery Court in the Action, filed as Exhibit (g)(3) to the Schedule 14D-1 and incorporated herein by reference.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 25, 1999

                                        DANIEL INDUSTRIES, INC.



                                        By  /s/ James M. Tidwell
                                           -------------------------------------
                                                James M. Tidwell
                                           Executive Vice President and
                                             Chief Financial Officer





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                                 EXHIBIT INDEX


  EXHIBIT NO.
  -----------

      15 Complaint filed on May 21, 1999 in the Chancery Court in the Action filed as Exhibit (g)(1) to the Schedule 14D-1 and incorporated herein by reference.

      16 Motion for Expedited Proceedings filed on May 21, 1999 in the Chancery Court in the Action, filed as Exhibit (g)(2) to the
                 Schedule 14D-1 and incorporated herein by reference.

      17 Motion for Preliminary Injunction filed on May 21, 1999 in the Chancery Court in the Action, filed as Exhibit (g)(3) to the
                 Schedule 14D-1 and incorporated herein by reference.





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